File No. 70-10144

As filed with the Securities and Exchange Commission on March 3, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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AMENDMENT NO. 2
To
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
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Dominion Resources, Inc. 120 Tredegar Street Richmond, VA 23219	Consolidated Natural Gas Company 120 Tredegar Street Richmond, VA 23219

(Name of company filing this statement and
address of principal executive offices)

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Dominion Resources, Inc.

(Name of top registered holding company
parent of each applicant or declarant)
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James F. Stutts
Vice President and General Counsel
Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219
(Name and address of agent for service)

The Commission is also requested to send copies of any
Communication in connection with this matter to:

Sharon L. Burr, Esq. Senior Counsel Dominion Resources Inc. 120 Tredegar Street Richmond, VA 23219	John D. McLanahan Troutman Sanders LLP 600 Peachtree Street, NE Suite 5200 Atlanta, GA 30308-2216

AMENDMENT NO. 2
TO
APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
FOR
FINANCING AUTHORIZATION

Amendment No. 1 to the foregoing Application-Declaration is hereby amended and restated in its entirety as follows:

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION

A. Introduction

Dominion Resources, Inc. ("DRI"), a Virginia corporation and a registered public holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Consolidated Natural Gas Company ("CNG"), a direct subsidiary of DRI and a registered public holding company under the Act, seek approval pursuant to Sections 6 and 7 of the Act and any other applicable provision of the Act or Commission rule to engage in the transactions set forth herein from the effective date of an order issued in this proceeding through the period ending December 31, 2004 ("Authorization Period").

DRI's principal utility subsidiaries are: (1) Virginia Electric and Power Company ("Virginia Power"), a regulated public utility engaged in the generation, transmission and distribution of electric energy in Virginia and northeastern North Carolina, (2) The Peoples Natural Gas Company ("Peoples"), a regulated public utility engaged in the distribution of natural gas in Pennsylvania, (3) The East Ohio Gas Company ("East Ohio"), a regulated public utility engaged in the distribution of natural gas in Ohio, and (4) Hope Gas, Inc. ("Hope"), a regulated public utility engaged in the distribution of natural gas in West Virginia. Virginia Power is a direct subsidiary of DRI. Peoples, East Ohio and Hope are each direct subsidiaries of CNG.

DRI's non-utility activities are conducted through: (1) Dominion Energy, Inc. ("DEI") which, through its direct and indirect subsidiaries (together with DEI, the "DEI Companies"), is active in the competitive electric power generation business and in the development, exploration and operation of natural gas and oil reserves; (2) direct and indirect subsidiaries of Virginia Power, which are engaged in fuel procurement for Virginia Power and other DEI subsidiaries, energy marketing and nuclear consulting services; (3) direct and indirect subsidiaries of CNG which are engaged in all phases of the natural gas business other than retail distribution including transmission, storage and exploration and production; and (4) DRI's interest in Dominion Fiber Ventures LLC which owns Dominion Telecom, Inc., the owner of a fiber optic network providing related telecommunications and advanced data services. DRI and all of its subsidiaries are herein referred to as the "DRI System".

As of the date of this Application-Declaration, DRI has another non-utility subsidiary, Dominion Capital, Inc. ("DCI" and, together with its subsidiaries, the "DCI Companies") which is a diversified financial services company with several operating subsidiaries in the commercial lending, merchant banking and residential lending businesses. Pursuant to the Merger Order (as defined below), DRI is obligated to dispose of its interest in the DCI Companies (other than certain interests in specified independent power projects).

B. Background

By order dated December 15, 1999, HCAR No. 27113 (the "Merger Order"), the Commission authorized and approved the transactions contemplated by the Amended and Restated Agreement and Plan of Merger dated as of May 11, 1999, pursuant to which, as of January 28, 2000, (i) a wholly-owned subsidiary of DRI was merged with and into DRI with DRI being the surviving corporation and (ii) Consolidated Natural Gas Company ("Old CNG"), a registered holding company under the Act, was merged (the "Merger") into a wholly owned subsidiary of DRI at the time called "New DRI Sub II" which, as a result of the Merger succeeded to all of the assets, liabilities and equity of Old CNG by operation of law. New DRI Sub II, the surviving corporation in the Merger, was renamed "Consolidated Natural Gas Company" and is the entity which is herein referred to as "CNG". DRI and CNG (as the successor corporation to Old CNG) registered as holding companies under the Act following the Merger.

In connection with the Merger, the Commission issued an order dated December 15, 1999, HCAR No. 27112 (the "Initial Financing Order") authorizing DRI, CNG and their subsidiaries to engage in various financing transactions, credit support arrangements and other related proposals.

Furthermore, the Commission issued an order dated May 24, 2001, HCAR No. 27406 (the "Second Financing Order") authorizing DRI and its subsidiaries to engage in various financing transactions, credit support arrangements and other related proposals. The Second Financing Order also permitted DRI to use financing proceeds to make investments in electric wholesale generators ("EWGs") and foreign utility companies ("FUCOs") in an aggregate amount not to exceed 100% of DRI's consolidated retained earnings plus $2 billion (and the Commission reserved jurisdiction over an additional $6 billion for such investments). The Commission also reserved jurisdiction over whether the permitted aggregate amount would exclude generation assets owned by Virginia Power that would become owned by a DRI subsidiary that is qualified as an EWG. In an order dated December 28, 2001, HCAR No. 27485 (the "Supplemental Order"), the Commission further released jurisdiction over the use of financing proceeds to make investments in EWGs and FUCOs of 100% of consolidated retained earnings plus $4.5 billion (but further reserved jurisdiction over an additional $3.5 billion for such investments).

By order dated January 3, 2003, HCAR No. 70-9967 (the "Money Pool Order"), the Commission authorized the termination of the CNG Money Pool and the establishment and operation of a DRI Money Pool, wherein DRI and certain of its subsidiaries (as approved by the Commission) may participate subject to certain terms and conditions as stated in the Money Pool Order. DRI and CNG cannot borrow from the DRI Money Pool, but may be the ultimate providers of funds to the DRI Money Pool as needed. DRI and/or CNG may obtain the funds to invest in the DRI Money Pool from (i) internally generated funds, (ii) externally raised funds under the financing authorizations noted above, and/or (iii) any other financing authorizations or exemptions that may be available to DRI or CNG throughout the period ending December 31, 2005.

C. Requested Authority

                        (1) DRI hereby requests authorization to issue additional short-term debt, including, but not limited to, the issuance of commercial paper, in an aggregate amount of up to $2.0 billion principal amount outstanding at any one time over and above DRI's current finance authority.1 This additional $2.0 billion short-term debt authorization will enable DRI to support its DRI Money Pool and other short term financing needs, which vary significantly during a calendar period and are not permanent capital increases.

(2) CNG hereby requests authorization to issue additional short-term debt, including, but not limited to, the issuance of commercial paper, in an aggregate amount of up to $2.0 billion principal amount outstanding at any one time over and above the increase authorized in the Second Financing Order. This additional $2.0 billion short-term debt authorization will enable CNG to support its short term financing needs which vary significantly during a calendar period and are not permanent capital increases.

The approval by the Commission of this Application will give the Applicants the flexibility to respond quickly and efficiently to their respective financing needs and to changes in market conditions, allowing them to efficiently and effectively carry on business activities designed to provide benefits to customers and shareholders.

           D.                     Parameters for Financing Authorization

      Financing Authorization Terms and Conditions

____________________

1 The Second Finance Order authorized DRI to increase its total capitalization by $6.0 billion, by way of the issuance of equity, preferred securities and long-term and short-term debt securities.

Authorization is requested herein to engage in certain financing transactions during the Authorization Period. The following general terms will be applicable where appropriate to the financing transactions requested to be authorized hereby:

(a) Common Equity Ratio. Each Applicant will maintain common equity of at least 30% of its consolidated capitalization and each public utility company subsidiary of each Applicant will maintain common equity of at least 30% of its consolidated capitalization.

(b) Investment Grade Ratings. Except for securities issued for the purpose of funding intra-system financings, an Applicant will not issue any securities pursuant to this Application, unless upon original issuance thereof: (i) such securities, if rated, are rated at least investment grade, and (ii) all securities of the issuer that are rated, are rated investment grade. For purposes of this provision, a security will be deemed to be rated investment grade if it is rated investment grade by at least one nationally recognized statistical rating organization, as defined in rule 15c3-1(c) (2) (vi) (F) under the Securities Exchange Act of 1934. The Applicants further request that the Commission reserve jurisdiction over the issuance of any such securities at any time that the conditions set forth above are not satisfied.

(c) Effective Cost of Money on Financings. The effective cost of capital for short-term debt will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will the effective cost of capital on such short-term debt securities exceed 700 basis points over the comparable term London Interbank Offered Rate ("LIBOR").

(d) Issuance Expenses. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities pursuant to this Application will not exceed 700 basis points of the principal or face amount of the securities being issued or gross proceeds of the financing.

(2) Description of Specific Types of Financing

(a) Short-Term Notes

Subject to the limits and conditions in this Application, each of the Applicants seeks a continuation of its authority to make short-term borrowings from banks or other financial institutions. Such borrowings will be evidenced by (1) "transactional" promissory notes to be dated the date of such borrowings and to mature not more than one year after the date thereof or (2) "grid" promissory notes evidencing all outstanding borrowings from the respective lender, to be dated as of the date of the first borrowing evidenced thereby, with each such borrowing maturing not more than one year thereafter. Any such note may or may not be prepayable, in whole or in part, with or without a premium in the event of prepayment. Each of the Applicants notes that, at any given time, some or all of its outstanding short-term notes will be issuable in connection with the establishment of back-up credit facilities to support such Applicant's commercial paper program but that such credit facilities will not be drawn upon and no borrowings will occur thereunder except in certain limited circumstances at which time obligations under the related commercial paper will be paid. Thus, short-term notes issued in connection with the establishment of commercial paper back-up facilities backstop and duplicate commercial paper issuances and should not be deemed to be borrowings under such Applicant's financing authorization unless and until an actual borrowing occurs under the related credit facility. Any other result would "double count" the Applicant's actual financial obligation. Additionally, with respect to any "grid" notes issued by Applicants, only the amount actually outstanding thereunder at any given time shall be considered a borrowing.

      (b) Commercial Paper

Subject to the limits and conditions in this Application, each of the Applicants also seeks a continuation of its authority to issue and sell commercial paper through one or more dealers or agents or directly to a limited number of purchasers.

Each of the Applicants proposes to issue and sell the commercial paper at market rates with varying maturities not to exceed 270 days. The commercial paper will be in the form of book-entry unsecured promissory notes with varying denominations of not less than $1,000 each. In commercial paper sales effected on a discount basis, no commission or fee will be payable in connection therewith; however, the purchasing dealer will re-offer the commercial paper at a rate less than the rate offered to such Applicant. The discount rate to dealers will not exceed the maximum discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and the same maturity. The purchasing dealer will re-offer the commercial paper in such a manner as not to constitute a public offering within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

E. Filing of Certificates of Notification

It is proposed that, with respect to DRI, the reporting systems of the Securities Exchange Act of 1934, as amended (the "1934 Act") and the Securities Act of 1933, as amended (the 1933 Act) be integrated with the reporting system under the Act consistent with the authority granted in the Prior Orders. This will continue to eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and the Applicants. The portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorizations granted in this proceeding will be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates will also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application. Such certificates of notification will be filed within 60 days after the end of the last calendar quarter in which transactions occur, except 90 days after the end of the end of year calendar quarter.

ITEM 2. FEES, COMMISSIONS AND EXPENSES.

The fees, commissions and expenses paid or incurred or to be incurred in connection with this Application are estimated at $25,000.

ITEM 3.           APPLICABLE STATUTORY PROVISIONS.

A. Applicable Provisions

Sections 6(a) and 7 of the Act and Rules 53 and 54 thereunder are considered applicable to the proposed transactions.

To the extent that the proposed transactions are considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

B. Rule 53 and 54 Analysis.

DRI currently meets all of the conditions of Rule 53(a), except for clause (1). At September 30, 2003, DRI's "aggregate investment", as defined in Rule 53(a)(1), in EWG's and FUCO's, was approximately $3,843.0 million (of which approximately $3,834.7 million was in EWGs). With respect to Rule 53 (a) (1), however, the Commission has determined that DRI's financing of its investment in EWGs and FUCOs in an amount not to exceed 100% of its "average consolidated retained earnings" plus $4.5 billion would not have either of the adverse effects set forth in Rule 53 (c).2 At September 30, 2003, DRI's "average consolidated retained earnings" were $1,692.4 million and, therefore, DRI's investment in EWG's and FUCO's continues to be within the authorized limit.

In addition, DRI and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53 (a) and (b), as demonstrated by the following determinations:

____________________

2 See Dominion Resources, Inc. Holding Company Act Release No. 35-27485, dated December 28, 2001 (the "Rule 53 (c) Order"). DRI continues to assert that its investment in EWGs and FUCOs will not adversely affect the DRI System.

(i)   The DRI System maintains books and records, and prepares financial statements, in accordance with Rule 53 (a) (2). Furthermore, DRI has undertaken to provide the Commission access to such books and records and financial statements as it may request;

(ii)   No more than 2% of the employees of DRI's domestic public utility companies render services at any one time, to its EWGs or FUCOs;

(iii) DRI has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of DRI's public utility subsidiaries;

(iv) Neither DRI nor any subsidiary has been the subject of a bankruptcy or similar proceeding (unless a plan of reorganization has been confirmed in such proceeding);

(v) DRI's "average consolidated retained earnings" for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

(vi) In the previous fiscal year, DRI did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3% of DRI's consolidated retained earnings.

The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of DRI's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the DRI System, or an adverse impact on DRI's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53 (c) Order was predicated, in part, upon an assessment of DRI's overall financial condition which took into account, among other factors, DRI's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order. In the aggregate DRI's EWG and FUCO investments have been profitable for the period September 30, 2000 through September 30, 2003. DRI's EWG and FUCO investments also were profitable, in the aggregate, for the period from December 31, 2001 through September 30, 2003. As of September 30, 2001, the most recent period for which financial statement information was evaluated in the Rule 53 (c) Order, DRI's consolidated capitalization consisted of 33.4% common equity, 6.4% preferred stock and 60.2% debt (including long and short-term debt and preferred stock). As of September 30, 2003, the consolidated capitalization ratios of DRI, with consolidated debt including all short-term debt and non-recourse debt of its EWGs and FUCOs, were as follows:

As of September 30, 2003
%
Common shareholders' equity	39
Preferred stock	1
Long-term and short-term debt	60

DRI's consolidated retained earnings increased from $1,199 million as of March 31, 2000 to $1,437 million as of September 30, 2003 and grew from $922 million as of December 31, 2001 to $1,437 million as of September 30, 2003. DRI's EWGs and FUCOs have made a positive contribution to earnings by contributing approximately $2,400.8 million in revenues from March 31, 2000 through September 30, 2003, and net income of 575.6 million for the same period. DRI's EWG and FUCO contributions to revenues and net earnings from December 31, 2001 to September 30, 2003 were $1,494.2 million and $291.8 million, respectively. Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to DRI's investments in EWGs and FUCOs has not had an adverse impact on DRI's financial integrity.

ITEM 4. REGULATORY APPROVAL.

No other regulatory commission has jurisdiction over the transactions for which authority is sought herewith.

ITEM 5. PROCEDURE.

The Commission is respectfully requested to publish the requisite notice under Rule 23 with respect to this Application as soon as possible, such notice to specify a date by which comments must be entered and such date being the date when an order of the Commission granting and permitting this Application to become effective may be entered by the Commission. The Applicants request that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

A.	Exhibits.

A-1.1

Articles of Incorporation of DRI in effect August 9, 1999, as amended effective March 12, 2001 (Filed with the Commission as Exhibit 3.1, to DRI's Form 10-K for the fiscal year ended December 31, 2002, File No. 1-8489 (incorporated by reference).

A-1.2.1	Certificate of Incorporation of CNG(Exhibit (3A)(i) to CNG's Form 10-K for the fiscal year ended December 31, 1999, File No. 1-3196, incorporated by reference).
A-1.2.2

Certificate of Amendment of Certificate of Incorporation of CNG, dated January 28, 2000 (Exhibit (3A)(ii) to CNG's Form 10-K for the fiscal year ended December 31, 1999, File No. 1-3196, incorporated by reference).

A-2.1	Bylaws of DRI as in effect on October 1, 2000 (Exhibit 3, DRI's Form 10-Q for the quarter ended September 30, 2000, File No. 1-8489, incorporated by reference).
A-2.2	Bylaws of CNG as in effect on December 15, 2000 (Exhibit 3B to Form 10-K for the fiscal year ended December 31, 2000, File No. 1-3196, incorporated by reference).
A-3	Certificate of Incorporation of Financing Entity (to be filed by amendment).
A-4	Bylaws of Financing Entity (to be filed by amendment).
B-1	Agreements (to be provided by Certificate of Notification as applicable).
B-2.1.1

Indenture, Junior Subordinated Debentures, dated December 1, 1997, between Dominion Resources, Inc. and JP Morgan Chase Bank (formerly The Chase Manhattan Bank) as supplemented by a First Supplemental Indenture, dated December 1, 1997 (Exhibit 4.1 and Exhibit 4.2 to Form S-4 Registration Statement, File No. 333-50653, as filed on April 21, 1998, incorporated by reference); Second and Third Supplemental Indentures, dated January 1, 2001, (Exhibits 4.6 and 4.13, Form 8-K, dated January 9, 2001, incorporated by reference).

B-2.1.2

Senior Indenture, dated June 1, 2000, between Dominion Resources, Inc. and JP Morgan Chase Bank (formerly The Chase Manhattan Bank), as Trustee (Exhibit 4 (iii), Form S-3, Registration Statement, File No. 333-93187, incorporated by reference); First Supplemental Indenture, dated June 1, 2000 (Exhibit 4.2, Form 8-K, dated June 21, 2000, File No. 1-8489, incorporated by reference); Second Supplemental Indenture, dated July 1, 2000 (Exhibit 4.2, Form 8-K, dated July 11, 2000, File No. 1-8489, incorporated by reference); Third Supplemental Indenture, dated July 1, 2000 (Exhibit 4.3, Form 8-K dated July 11, 2000, incorporated by reference); Fourth Supplemental Indenture and Fifth Supplemental Indenture dated September 1, 2000 (Exhibit 4.2, Form 8-K, dated September 8, 2000, incorporated by reference); Seventh Supplemental Indenture, dated October 1, 2000 (Exhibit 4.2, Form 8-K, dated October 11, 2000, incorporated by reference); Eighth Supplemental Indenture, dated January 1, 2001 (Exhibit 4.2, form 8-K, dated January 23, 2001, incorporated by reference); Ninth Supplemental Indenture, dated May 2001 (Exhibit 4.4, Form 8-K, dated May 25, 2001, incorporated by reference); Form of Tenth Supplemental Indenture (Exhibit 4.2, Form 8-K filed March 18, 2002, File No. 1-8489, incorporated by reference); Form of Eleventh Supplemental Indenture (Exhibit 4.2, Form 8-K filed June 25, 2002, File No. 1-8489, incorporated by reference); Form of Twelfth Supplemental Indenture (Exhibit 4.2, Form 8-K filed September 11, 2002, File No. 1-8489, incorporated by reference); Thirteenth Supplemental Indenture dated September 16, 2002 (Exhibit 4.1, Form 8-K filed September 17, 2002, File No. 1-8489, incorporated by reference); Forms of Fifteenth and Sixteenth Supplemental Indentures (Exhibits 4.2 and 4.3 to Form 8-K filed December 12, 2002, File No. 1-8489, incorporated by reference); Forms of Seventeenth and Eighteenth Supplemental Indentures (Exhibits 4.2 and 4.3 to Form 8-K filed February 11, 2003, File No. 1-8489, incorporated by reference); Forms of Twentieth and Twenty-first Supplemental Indentures (Exhibits 4.2 and 4.3 to Form 8-K filed March 4, 2003, File No. 1-8489, incorporated by reference).

B-2.1.3

Indenture, dated April 1, 2001, between Consolidated Natural Gas Company and Bank One Trust Company, National Association (Exhibit 4.1, Form S-3 File No. 333-52602, as filed on December 22, 2000, incorporated by reference); as supplemented by the Form of First Supplemental Indenture, dated April 1, 2001 (Exhibit 4.2, Form 8-K, File dated April 12, 2001, File No. 1-3196 incorporated by reference); Second Supplemental Indenture, dated October 25, 2001 (Exhibit 4.1, Form 8-K, dated October 23, 2001, File No. 1-3196, incorporated by reference); Third Supplemental Indenture, dated October 25, 2001 (Exhibit 4.3, Form 8-K, dated October 23, 2001, File No. 1-3196, incorporated by reference); Fourth Supplemental Indenture, dated May 1, 2002 (Exhibit 4.4, Form 8-K, dated May 22, 2002, Form 1-3196, incorporated by reference).

B.2.2.1

Indenture, dated as of April 1, 1995, between Consolidated Natural Gas Company and The Bank of New York (as successor trustee to United States Trust Company of New York) (Exhibit (4) to Certificate of Notification at Commission File No. 70-8107); First Supplemental Indenture dated January 28, 2000 (Exhibit (4 A)(ii), Form 10-K for the fiscal year ended December 31, 1999, File No. 1-3196, incorporated by reference); Securities Resolution No. 1 effective as of April 12, 1995 (Exhibit 2 to Form 8-A filed April 21, 1995 under File No. 1-3196 and relating to the 7 3/8% Debentures due April 1, 2005); Securities Resolution No. 2 effective as of October 16, 1996 (Exhibit 2 to form 8-A filed October 18, 1996 under file No. 1-3196 and relating to the 6 7/8% Debentures Due October 15, 2026); Securities Resolution No. 3 effective as of December 10, 1996 (Exhibit 2 to Form 8-A filed December 12, 1996 under file No. 1-3196 and relating to the 6 5/8% Debentures Due December 1, 2008); Securities Resolution No. 4 effective as of December 9, 1997 (Exhibit 2 to Form 8-A filed December 12, 1997 under file No. 1-3196 and relating to the 6.80% Debentures Due December 15, 2027); Securities Resolution No. 5 effective as of October 20, 1998 (Exhibit 2 to Form 8-A filed October 22, 1998 under file No. 1-3196 and relating to the 6% Debentures Due October 15, 2010); Securities Resolution No. 6 effective as of September 21, 1999 (Exhibit 4A(iv), Form 10-K for the fiscal year ended December 31, 1999, File No. 1-3196 incorporated by reference.)

B-2.2.2

Form of Indenture for Junior Subordinated Debentures, dated October 1, 2001, between Consolidated Natural Gas Company and Bank One Trust Company, National Association (Exhibit 4.2, Form S-3) Registration No. 333-52602, as filed on December 22, 2000, incorporated by reference); as supplemented by the First Supplemental Indenture, dated October 23, 2001 (Exhibit 4.7, Form 8-K, dated October 16, 2001, File No. 1-3196, incorporated by reference).

C-1.1

Form S-3 Registration Statement, Consolidated Natural Gas Company, $1,500,000,000 Senior Debt Securities, Junior Subordinated Debentures, Trust Preferred Securities, Related Guarantee and Agreement as to Expenses and Liabilities (File No. 333-85580, incorporated by reference).

C-1.2

Form S-3 Registration Statement, Dominion Resources, Inc., $4,500,000,000 Senior Debt Securities, Junior Subordinated Debentures, Trust Preferred Securities, Related Guarantee and Agreement as to Expenses and Liabilities, Common Stock, Preferred Stock, Stock Purchase Contracts, Stock Purchase Units (File No. 333-97393 filed on July 31, 2002 and incorporated by reference).

C-1.3

Form S-3 Registration Statement, Dominion Resources, Inc., $2,000,000,000 Senior Debt Securities, Junior Subordinated Debentures, Trust Preferred Securities, Related Guarantee and Agreement as to Expenses and Liabilities, Common Stock, Preferred Stock, Stock Purchase Contracts and Stock Purchase Units (File No. 333-55904 filed on February 20, 2001 and incorporated by reference).

D-1	Not Applicable.
E-1	Not Applicable.
F-1.1	Opinion of Counsel for DRI (to be filed by amendment).
F-1.2	Opinion of Counsel for CNG (to be filed by amendment).
H-1	Annual Report of DRI on Form 10-K for the year ended December 31, 2002 (Filed with the Commission on March 20, 2003 in File No. 1-8489 and incorporated by reference herein).
I-1	Form of Notice (to be filed by amendment).

B. Financial Statements.

FS-1.1	Consolidated Balance Sheet of DRI as of December 31, 2002 (Incorporated by reference to the filing of DRI on Form 10-K for the year ended December 31, 2002).
FS-1.2	Consolidated Balance Sheet of CNG as of December 31, 2002 (Incorporated by reference to the filing of CNG on Form 10-K for the year ended December 31, 2002).
FS-1.1	Consolidated Statement of Operations of DRI as of December 31, 2002 (Incorporated by reference to the filing of DRI on Form 10-K for the year ended December 31, 2002).
FS-1.2	Consolidated Statement of Operations of CNG as of December 31, 2002 (Incorporated by reference to the filing of CNG on Form 10-K for the year ended December 31, 2002).

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

Pursuant to the Public Utility Holding Company Act of 1935, the undersigned Company has caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

Dominion Resources, Inc.

By: /s/ James F. Stutts

Name: James F. Stutts
Title: Vice President and General Counsel

Date: March 3, 2004